Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series N – Fixed Rate February 5, 2013	Registration No. 333-184808

PACCAR Financial Corp.

Medium-Term Notes, Series N – Fixed Rate

CUSIP # 69371RL20

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐	Barclays Capital Inc.
☐	Citigroup Global Markets Inc.
☐	Mitsubishi UFJ Securities (USA), Inc.
☐	BNP Paribas Securities Corp.
☒	J.P. Morgan Securities LLC
☒	Goldman, Sachs & Co.
☒	Other: Merrill Lynch, Pierce, Fenner & Smith Incorporated

PNC Capital Markets LLC
Lloyds Securities Inc.
TD Securities (USA) LLC

acting as ☒ principal ☐ agent

at:	☐	varying prices related to prevailing market prices at the time of resale
	☒	a fixed initial public offering price of 99.864% of the Principal Amount.

Principal Amount: $250,000,000	Original Issue Date: February 8, 2013 (T+3)

Agent’s Discount or Commission: 0.20%	Final Maturity Date: February 8, 2016

Net Proceeds to Company: $249,160,000	Interest Payment Date(s): Semi-annually on each February 8, and August 8, commencing August 8, 2013 Record Dates: January 25 and July 25 preceding the applicable Interest Payment Date

Treasury Benchmark: 0.375% due January 15, 2016

Treasury Yield: 0.396%

Reoffer Spread: T+45 bps

Reoffer Yield: 0.846%

Interest Rate: 0.800% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.

☐	The Notes may be redeemed at our option prior to the Maturity Date.
Initial Redemption Date:
Initial Redemption Percentage: %
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.

☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.

Option Repayment Date(s):

Currency:
Specified Currency: USD (If other than U.S. dollars, see attached)
Minimum Denominations: $1,000 and integral multiples of $1,000 in excess thereof
Exchange Rate Agent: (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐ Issue Price:

Form:	☒ Book-Entry ☐ Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
Goldman, Sachs & Co.	Bookrunner	$65,000,000
J.P. Morgan Securities LLC	Bookrunner	$65,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	Bookrunner	$65,000,000
PNC Capital Markets LLC	Co-Manager	$18,334,000
Lloyds Securities Inc.	Co-Manager	$18,333,000
TD Securities (USA) LLC	Co-Manager	$18,333,000
Total		$250,000,000

Other Provisions: N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co., toll-free at (866) 471-2526, J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322.